

January 10, 2007

Via Facsimile (303.830.1705) and U.S. Mail

Steven W. McDonald, Esq.
Berliner McDonald P.C.
5670 Greenwood Plaza Boulevard, Suite 418
Greenwood Village, C0 80111-2408

> **Re: Sport-Haley, Inc.**
> **Schedule TO-I filed January 3, 2007**
> **File No. 005-45875**

Dear Mr. McDonald:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase

Summary Term Sheet

What is the purpose of the Tender Offer, page 3

1. We note your disclosure that the Tender Offer is not "*designed* to take the Company private, and thus, is *not believed to be* a 'going private transaction'" (emphasis added). Please note that Rule 13e-3 applies not only to transactions that have the purpose of producing any of the effects set forth in Rule 13e-3(a)(3), but also to transactions that have a <u>reasonable</u> <u>likelihood</u> of producing such effects. Please confirm your understanding that Rule 13e-3 will apply to the Tender Offer if the transaction has a

reasonable likelihood of producing the requisite effects, regardless of whether it was designed to do so, and revise your disclosure accordingly.

Will Sport-Haley remain a public company after the Tender Offer, page 4

2. We note your disclosure that even prior to the commencement of the Tender Offer, "the Company had less than the minimum number of holders of record of [your] Common Stock required in order to discontinue [your] reporting obligations. We note further your disclosure that the Company currently does not intend to discontinue its reporting obligations or to de-list. Please clarify whether the Company had less than 300 holders of record prior to the commencement of the Tender Offer. Also clarify whether the Tender Offer has a reasonable likelihood of reducing the number of record holders to less than 300 or to a level such that the Company would no longer meet the minimum Nasdaq requirements for continued listing. Provide your analysis as to why you do not believe there is a reasonable likelihood that the Tender Offer will have a "going private effect" within the meaning of Rule 13e-3(a)(3)(ii) and thus constitute a Rule 13e-3 transaction.

2. Purpose of the Tender Offer; Certain Effects of the Tender Offer, page 16

3. We note your disclosure on page 16 that one of the stated purposes of the Tender Offer is "to reduce the number of public shareholders in case [you] decide at some future time to…'go private.'" We note further your disclosure on page 17 and elsewhere that reducing your publicly traded shares, "which will occur in the Tender Offer, is *one step in the process of going private*" (emphasis added). Please note that Rule 13e-3 applies to a transaction that independently may not constitute a Rule 13e-3 transaction, but is effected "as a part, or in furtherance, of" a series of transactions that, taken together, have a reasonable likelihood or purpose of producing the requisite effects. Furthermore, if a transaction is effected "with a view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating" any of the effects set forth in Rule 13e-3(a)(3), then that transaction will be considered part of a series of transactions constituting a Rule 13e-3 transaction. See Question & Answer No. 4 of Exchange Act Release No. 34-17719. Please provide your analysis as to why the Tender Offer is not the first step in a series of transactions having a "going private effect" within the meaning of Rule 13e-3(a)(3)(ii).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the securities laws and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to our comments on the filing.

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-3636 or, in my absence, to Brian V. Breheny, Chief – Office of Mergers & Acquisitions, at (202) 551-3445. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Adé K. Heyliger
Attorney-Advisor
Office of Mergers & Acquisitions